Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
NaviSite, Inc.:
We consent to the use of our reports dated November 7, 2007, with respect to the consolidated balance sheets of NaviSite, Inc. and subsidiaries as of July 31, 2007 and 2006, and the related consolidated statements of operations, changes in stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended July 31, 2007, and the related financial statement schedule, incorporated herein by reference, and to the reference to our Firm under the heading “Experts” in the prospectus.
Our reports refer to the restatement of the consolidated statement of cash flows for the year ended July 31, 2006.
/s/ KPMG LLP
Boston, Massachusetts
November 23, 2007